UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 AND 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For March, 2007	File No. 001-33113

e-Future Information Technology Inc.

(Name of Registrant)

No. 10 Building, BUT Software Park

No.1 Disheng North Street, BDA

Yizhuang District, Beijing 100176, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  ☒    FORM 40-F  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Form 6-K, filed by e-Future Information Technology Inc., contains (a) its audited consolidated balance sheets as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006, presented in Chinese Yuan (Renminbi) and (b) Management’s Discussion and Analysis of Financial Condition and Results of Operations related to its 2006 and 2005 financial information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements with the notes thereto included elsewhere in this filing. Our audited consolidated financial statements have been prepared in accordance with U.S. GAAP.

Overview

We believe that we are one of the leading businesses engaged in developing and selling enterprise resource planning software and providing one-stop solutions for distribution, retail and logistics businesses focused on the supply chain front market for manufacturers, retailers, distributors and third-party logistics companies in China. In addition, we provide related system integration services. System integration services involve system design and system implementation through the application of the software as well as ongoing technical supporting services.

Our business started in 2000 when we purchased our e-Future ONE POS-ERP software from Hainan Future Computer Company Limited (“Hainan Future”). Following its formation in 1997, Hainan Future developed this software program that possessed particular use in the Chinese supply chain management industry. In an effort to create a new company that would qualify for preferential tax treatments associated with businesses in the high-technology industry, we agreed to purchase this program and all related rights from Hainan Future in 2000 for RMB 5,160,000. In connection with this transaction, Hainan Future agreed to provide us with technical support and development services related to the program for one year. On May 24, 2001, the PRC National Copyright Bureau issued e-Future (Beijing) Tornado Information Technology Inc., our wholly-owned subsidiary (“e-Future Beijing”) a certificate approving the transfer of the software and granting e-Future Beijing the sole right to exploit the copyright.

Since the acquisition of this program, we have continued to develop our core software to meet the needs of a wide range of customers, and today we have expanded to the small business market which is growing. We expect our revenues to continue to be cyclical during each year with a greater amount of revenues recognized in the last half of the year. This can cause a need for future borrowing from financial institutions. In the past, we have been able to borrow funds at reasonable interest rates and expect that we will be able to do so in the future. However, there is a possibility that funds may not be available and that unavailability could cause us significant difficulty in funding operations in the future.

Should there be a significant decline in the business climate in China, we would not be able to sustain our operations, and we would have to reduce operations and cut expenses to be able to continue in business. This could have a negative impact upon our financial position and results of operations. Such an event would probably have a significant effect on our ability to collect our trade receivables and would cause us to recognize an increase in bad debt allowance related to such receivables. We currently do not anticipate such a decline based on current trends in China.

Customers who license our software generally purchase maintenance contracts, typically covering renewable annual periods. In addition, customers may purchase consulting services, which are customarily billed at a fixed daily rate plus out-of-pocket expenses. Contract development services, including new product development services, are typically performed for a fixed fee. Our revenue growth has resulted from a combination of increased market penetration and expanding product offerings. Our investments in research and development and alliances have helped us bring new software solutions to market. Our investments have produced a suite of decision support solutions. To support our growth during these periods, we have also continued to invest in internal infrastructure by hiring employees throughout various departments of the organization. It is possible that in the future we may have difficulty in hiring qualified employees to fulfill our needs, but at the present time, it appears that there is an abundance of qualified individuals available to support our needs.

Critical Accounting Policies and Estimates

Revenue Recognition

We recognize revenues based on the following principles:

We generate revenue from the sale of software, related hardware, maintenance and support contracts, and professional consulting, training and contract development services. At this time, we generally license our products to customers on a perpetual basis and we recognize revenue upon delivery of the products. Under certain of our license agreements, we will provide technical advisory services after the delivery of our products to help our customers exploit the full value and functionality of our products. Revenue from the sale of software licenses and technical advisory services under these agreements will be recognized as the services are performed over the contract period.

We recognize revenue when it is realized and earned. We consider revenue realized or realizable and earned when:

•	we have persuasive evidence of an arrangement;

•	delivery has occurred;

•	the sales price is fixed or determinable; and

•	collectibility is reasonably assured.

We do not consider delivery to occur until products have been shipped or services have been provided to the client, risk of loss has transferred to the client and client acceptance has been obtained, client acceptance provisions have lapsed, or we have objective evidence that the criteria specified in client acceptance provisions have been satisfied. We do not consider the sales price to be fixed or determinable until all contingencies related to the sale have been resolved. We have not encountered significant difficulty in the past with our customers accepting our products and services. Our products and services have fulfilled the needs of our customers. Should other products or services be introduced in the market that compete with our products and services, our future customers may chose those products and services instead of ours and affect our ability to generate revenues. We are confident that our constant development of our software products will maintain us as a leader in our market.

For software sales, we recognize revenues in accordance with the provisions of Statement of Position No. 97-2, “Software Revenue Recognition,” and related interpretations. Revenue from perpetual (one-time charge) licensed software is recognized at the inception of the license term. Revenue from term (monthly license charge) arrangements is recognized on a subscription basis over the period that the customer is using the license. Revenue from maintenance for the first year and initial training are included in the purchase price of the software. Initial training is provided at the time of installation and is recognized as income as part of the price of the software since it is minimal in value. Maintenance is valued based on a fee schedule we use for providing our regular level of maintenance on a stand alone basis. Maintenance revenue is included in the income statement under services and is recognized over the term of the agreement. We will recognize revenue upon the completion of the project and the inception of the license term. Revenues applicable to multiple-element fee arrangements are bifurcated among elements such as software, hardware, and post-contact service using vendor-specific objective evidence of fair value. Such evidence consists primarily of pricing of multiple elements sold as separate elements in the contract.

We generally recognize revenue from hardware sales when the product is shipped to the customer and when there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement.

We provide services for system integration that involve the design and development of complex information technology systems to the customer’s specifications. We provide these services on a fixed-price contract and the contract terms generally are short. We recognize revenue when delivery and acceptance is determined by a completion report signed by our customer.

Since our sales are based on customer acceptance of our software and services, we have experienced success in demonstrating the value of our products in the past, and our customers have accepted our software and services, we do not anticipate difficulty in gaining acceptance of our products in the future. However, it is impossible to know how future customers might react if other products are introduced that compete with our products and services. Accordingly, our estimate of acceptance of our software and services has a reasonably high likelihood of change.

We have not entered into contracts with customers unless collection of the contract amount is reasonably assured. We re-evaluate the customer’s ability and intent to pay at the date of completion and acceptance of our products and base this assessment on a number of factors including deposits collected prior to completion of installation of our products, the customer’s acceptance of our products and services and their commitment at that date to pay the remaining balance under the contract. Our assessment resulted in the conclusion that collection of the amounts due under the sales arrangements was reasonably assured at the time of the contracts and at the dates the contracts were completed, however, in prior years there have been instances where, subsequent to completion and revenue recognition, there were significant bad debts associated with uncollectible accounts receivable. The bad debts, as explained below, were caused by reasons other than the probability of collection at the date of contract completion.

Allowance for Doubtful Accounts

From the date a contract for our products is signed through the date of customer acceptance, we generally require our customers to deposit up to 60% of the contract price. We also generally grant credit to customers allowing them to pay 20% to 30% of the contract price 30 to 60 days after acceptance and 5% to 10% of the contract price up to one year after acceptance. In prior years, we were not able to consistently enforce the credit terms provided to all of our customers. Although we thoroughly evaluate a customer’s credit standing at the date we enter into a contract, there have been situations where the creditworthiness of customers has declined before we have collected the entire contract price, which has resulted in the write off of bad debts. We recognize that the passage of time and changes in customers’ financial condition have caused deterioration of the collectibility of past due accounts receivable.

During 2004, bad debts increased mainly due to changes in the financial condition of customers prior to the due dates of the receivables, which caused us not to be able to consistently enforce the credit terms for collection of accounts receivable during and after those periods. During this time period our management team made little effort related to collection of accounts receivable because sales were increasing dramatically and cash flows were good. Our compensation policies contributed to our lack of effort related to collections as employees were motivated to pay more attention to new orders. In addition, there are a large number of national holidays in China during the first half of the year. Since most of our customers are in the retail trade, our customers typically hold on to cash longer during the first half of the year and use the cash for internal purposes rather than timely paying vendors under credit terms granted. This cycle tends to increase the aging of accounts receivable during the first half of the year. During the first half of 2005, our efforts were focused on our products, on generating new sales and on obtaining financing, which resulted in less effort directed towards collecting accounts receivable. As a result, the aging of our accounts receivable increased significantly during the six months ended June 30, 2005. We have realized that a stronger effort was needed on collection activities and our lack of our focus on collections caused collectibility of past due receivables to come into question and resulted in significant bad debts during that period.

Since September 2004, we have been focusing our sales efforts more on small to medium-sized customers rather than on larger, key customers, in order to broaden coverage nationally and to decrease fluctuations in cash flows from customers. These changes have improved collection of accounts receivable because we typically do not grant smaller customers long credit terms like we have granted to larger customers. In 2006, we have seen an improved collection of accounts receivable and less bad debts.

We have developed standardized, turnkey products and standardization of the implementation process for small to medium sized customers which is intended to decrease cost and save time for us and for the customers during implementation of our software products. A significant portion of our bad debts have been from our larger, key customers. Our management has modified our method of serving our larger customers to use a three-month implementation cycle for determining and fulfilling the customer’s needs. We believe this effort will shorten the time required to complete contracts with these customer, obtain their acceptance of our products and to enable us to collect payments from these key customers more consistently.

We have provided additional training for our sales personnel and our implementation team to help them focus on the relationship between the need to identifying customers’ software requirements while meeting our cash flow requirements and collecting accounts receivable under the credit terms provided to the customers. Beginning in 2006, we have provided our key sales and implementation personnel with a compensation bonus plan that is based upon cash collections from their respective customers.

These measures have been implemented so we will be able to consistently enforce the credit terms provided to our customers. However, there is no assurance that these efforts will be successful. If we are unable to enforce our credit terms in the future or if other identified changes to our sales and collection efforts are not successful, our cash flows from operating activities and our cash balance would decrease and the results of our operations would decline.

We have provided for doubtful accounts based on the aging of accounts receivable, with higher allowance percentages for older receivables. The factors used to compute our estimate of bad debts is based on historical experience and has been modified based upon general economic conditions. The estimate of the allowance is reasonably likely to change in the future. Since the allowance for doubtful accounts is based on matters that are highly uncertain, the allowance is highly sensitive to changes in the economy in China, our clients’ acceptance of and satisfaction with our software and services, and the terms granted to clients to pay for the products and services. Each of these factors could have a material effect upon the estimated allowance for doubtful accounts, although we are not aware of the specific sensitivity of the allowance to any of these factors. As an example, if the aging of accounts receivable increases to be over one year, the allowance for doubtful accounts would likely increase by 70% to 100% of accounts receivable and there would be significant write offs of accounts receivable older than one year. The actual collectibility of our accounts receivable, however could differ from our current estimates, and that difference could adversely affect our financial position, results of operation or liquidity in the future.

Stock-Based Compensation

Through December 31, 2005, we have accounted for stock options issued to directors, officers and employees under Accounting Principles Board Opinion No. 25 and related interpretations (“APB 25”). Since January 1, 2006, we have accounted for stock options at their fair value in accordance with SFAS 123R. We account for options and warrants issued to non-employees at their fair value in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). We did not recognize any compensation cost during the years ended December 31, 2004, 2005 or 2006 from stock-based compensation. We may use stock based compensation more extensively in the future to reward our employees and encourage loyalty to help our company grow. This could increase expenses related to stock based compensation in the future.

Property and Equipment

We depreciate property and equipment on a straight-line basis over their estimated useful lives, which range from ten years for motor vehicles and five years for purchased software and communication and office equipment to three years for leasehold improvements. These estimated lives have been reasonably accurate in the past and have been based on historical experience and the estimated useful lives of similar assets by other software companies. These estimates are reasonably likely to change in the future since they are based upon matters that are highly uncertain such as the general economy, potential changes in technology and estimated cash flows from the use of these assets.

Should any of these changes in the estimated lives of property and equipment occur, their remaining carrying value of ¥1,014,581 at December 31, 2006 could be depreciated completely in one year.

Intangible Assets

We charge all of our development costs to research and development until we have established technological feasibility. We acknowledge technological feasibility of our software when a detailed program design has been completed, or upon the completion of a working model. Upon reaching technological feasibility, we capitalize additional software costs until the software is available for general release to customers. Although we have not established a budget or time table for software development, we anticipate the need to continue the development of our software products in the future and the cost could be significant. We believe that, as in the past, the costs of development will result in new products that will increase revenue and therefore justify costs. There is, however, a reasonable possibility that we may be unable to realize the carrying value of our software, and the amount not so realized may adversely affect our financial position, results of operation or liquidity in the future.

We amortize the cost of intangible assets over the shorter of four years or the estimated period of realization of revenue from the related software. The estimated life of our software is based upon historical usefulness of similar software products and the rate of change in technology in general. Our estimate of the useful lives of our software has been reasonably accurate in the past, but it is reasonably likely to change in the future due to the highly uncertain nature of this estimate. Should economic conditions change or technological advances occur rapidly, our estimate of the useful lives of our software products could decline quickly, which would result in recognition of increased amortization. We currently estimate that the carrying value of our internally generated software as of December 31, 2006 will be amortized at the rate of ¥2,599,319 during 2007, decreasing to ¥566,737 during 2010. Should economic or technological changes occur in the near future, amortization of our internally generated software could increase to as high as approximately ¥7,000,000 in one year.

Cost of Revenue

Cost of our revenues includes wages, materials, handling charges, and other expenses associated with the development of software, sale of hardware, and technical support services. We charge the allowance for doubtful accounts as part of the cost of software sold. We expect cost of revenue to grow as our revenues grow. As noted above, development costs will increase in the future, and we expect revenues to increase at the same time. It is possible that we could incur development costs with little revenue recognition, but based upon our past history, we expect our revenues to grow.

Valuation of Long-Lived Assets

We review the carrying values of our long-lived assets for impairment whenever events or changes in circumstances indicate that they may not be recoverable. When such an event occurs, we project undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections indicate that the carrying value of the long-lived asset will not be recovered, we reduce the carrying value of the long-lived asset, by the estimated excess of the carrying value over the projected discounted cash flows. In the past, we have not had to make significant adjustments to the carrying values of our long-lived assets, and we do not anticipate a need to do so in the future. However, circumstances could cause us to have to reduce the value of our capitalized software at a more rapid rate than we have in the past if our revenues were to significantly decline. Estimated cash flows from the use of the long-lived assets are highly uncertain and therefore the estimation of the need to impair these assets is reasonably likely to change in the future. Should the economy or acceptance of our software change in the future, it is likely that our estimate of the future cash flows from the use of these assets will change by a material amount. The amount of possible change is discussed above under “Property and Equipment” and “Intangible Assets.”

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue

Total revenue. Total revenue is comprised of software sales, hardware sales and service fee revenue. Total revenue increased 21.9% from RMB 39,244,001 in 2005 to RMB 47,843,530 in 2006.

Software sales. Our software sales increased 18.5% from RMB 25,177,810 in 2005 to RMB 29,832,720 in 2006. This increase is primarily attributable to our decision to focus our marketing efforts upon small and medium-sized businesses in our marketplace. The number of small and medium-sized businesses in China has grown dramatically, and we expect to see this trend continue in future fiscal periods. In addition, we also believe that as such businesses mature, their need for our products and services will correspondingly increase. These customers are essential to the growth and development of our company. We expect to witness more intensive competition in the Chinese retail market in the near future.

Hardware sales. Our hardware sales increased 11.3% from RMB 10,241,749 in 2005 to RMB 11,403,473 in 2006. In recent years, we decided to de-emphasize hardware sales in an increasingly competitive hardware sales market. The margins that we are able to achieve from hardware sales have diminished significantly. As a relatively young company, we don’t believe that we are in a business position to leverage a low margin, high volume sales sector. Consequently, while we will continue to sell computer hardware in connection with our software sales, we have not and do not expect to emphasize hardware sales as part of our marketing and sales strategies. Nonetheless, there may be occasions where we may profitably include hardware in projects that we complete for clients that possess superior credit. This occurred in 2006. In 2006, several customers required the purchase of new hardware for integration into their software products. As a result, we experienced an increase in hardware sales when compared to 2005. Over time, however, we expect to experience reduced hardware sales as we focus our efforts on higher margin areas of our business. We expect that, in the short-term, we may fail to capture additional revenues for hardware sales, but our management believes that the long-term health of our company is substantially dependent upon the licensing of our software products. As a result of our decision to de-emphasize hardware sales, we have altered our revenue structure in an effort to enhance our software sales and service fees.

Service fee income. Our service fee income increased 72.8% from RMB 3,824,442 in 2005 to RMB 6,607,337 in 2006. This increase is primarily attributable to the following factors:

A.	We generated service fee income from “Software as a Service” (“SaaS”) in 2006. SaaS refers to an innovative practice in which a software developer leases programs to customers and provides maintenance, daily technical operation, and support for the software. SaaS is a model of software delivery rather than a market segment; software can be delivered using this method to any market segment including home consumers, small businesses, as well as medium and large businesses. We will focus on using this method to deliver our software to small and medium-sized businesses in China, especially in specialty stores, in future fiscal periods;

B.	The free service periods for many contracts previously signed began to expire during 2006, and further services are charged by annual basis, resulting in increased service fee income; and

C.	The increase in software sales provided additional opportunity for our company to generate service fees associated with such software.

As we continue to refine our business model, we expect to continue to experience increased service fees.

Cost of revenues

Cost of software. Cost of software consists of wages, materials, handling charges and other expenses associated with the development of our software. Cost of software essentially remained flat from RMB 7,815,315 in 2005 to RMB 7,665,866 in 2006. This modest decrease resulted directly from our decision to continue our focus on marketing upon small and medium-sized businesses. Initially, these customers tend to purchase our less sophisticated software products. As such, these projects require fewer integration services to reach completion. Over time, however, we believe that as our customer base grows, our cost of license and related maintenance revenue will increase as we hire personnel for our customer support organization. As a percentage of software sales, cost of software was 31% for 2005 and 26% for 2006. This decrease was primarily attributable to the fact that in 2006, we sold more mature software products that require less customization. We expect that as we continue to develop and license newer products, cost of software as a percentage of software sales will likely increase.

Cost of hardware. Cost of hardware consists primarily of fees for third party hardware products that are utilized in connection with our software products. Cost of hardware increased by 21.5% from RMB 8,681,619 in 2005 to RMB 10,548,649 in 2006. This increase resulted directly from the increase in hardware sales we experienced in 2006. As a percentage of hardware sales, cost of hardware was 84.8% in 2005 and 93% in 2006. This increase was primarily attributable to the competitive market in hardware sales. In 2006, we were unable to maintain the margin on hardware sales that we experienced in prior periods. We expect this trend to continue in future fiscal periods. As noted above, however, the cost of hardware provides us with a relatively small profit margin. In order to emphasize our profitability, we will continue to de-emphasize hardware sales as an element of our business operations in future periods.

Cost of service fee income. Cost of service fee income includes salaries and related expenses of our consulting organization and an allocation of our facilities and depreciation expenses. Cost of services increased 109.3% from RMB 901,973 for 2005 to RMB 1,887,676 for 2006. The increase resulted directly from the dramatic increase in our service fee income and the increased size in our labor force necessary to fulfill our service obligations.

Amortization of Software Costs. Intangible assets represent the cost of computer software we acquired and developed. These costs are amortized over the useful life of the software. Costs included are mostly salary and employee benefits for those involved in the development of the software. Amortization expense increased 18.3% from RMB 2,305,835 in 2005 to RMB 2,727,198 in 2006. The increase is due to the increase of software products being amortized at December 31, 2006. Because we are continually developing our products, we expect amortization to continue increasing in future years based upon our success in developing new products for our customers.

Operating expenses

Research and development. Research and development expenses, which are expensed as incurred, consist primarily of salaries and related costs of our engineering organization; consultants; and an allocation of our facilities and depreciation expenses. We believe that our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Research and development expenses increased 462.0% from RMB 93,814 in 2005 to RMB 527,219 in 2006. The increase in these expenses was primarily attributable to the fact that in 2006 we focused our attention on the development of new software products to meet the evolving complexities of our customers’ businesses. We did not focus upon research and development in 2005. Rather, we opted to gain market acceptance of our software products that were developed in previous fiscal periods. Research and development represented 0.2% of total revenue for 2005 and 1.1% of total revenue for 2006.

General and administrative. General and administrative expenses consist primarily of costs from our finance and human resources organizations; third party legal and other professional services fees; and an allocation of our facilities costs and depreciation expenses. General and administrative expenses decreased 6.6% from RMB 7,811,742 in 2005 to RMB 7,298,980 in 2006. The decrease in general and administrative expenses is attributable to the strict cost control strategies including the relocation of our office from downtown Beijing to the Beijing Economic-Technological Development Area (BDA) which is located in nearby Yizhuang.

General and administrative expenses were 19.9% of total revenue for 2005 and 16% of total revenue for 2006. This decrease in general and administrative expenses as a percentage of revenue was attributable to the increase of overall revenues and the decrease in general and administrative expenses noted above. We expect that as a public company we will likely experience an increase in general and administrative expenses as a percentage of total revenues in future fiscal periods. These expenses include additional legal and accounting fees and public relations costs.

Selling and distribution expenses. Selling and distribution expenses consist primarily of salaries and related costs of our sales and marketing organization: sales bonuses; costs of our marketing programs, including public relations, advertising, trade shows, and collateral sales bonuses; and an allocation of our facilities and depreciation expenses. Selling and distribution expenses increased 59.1% from RMB 5,790,675 in 2005 to RMB 9,210,975 in 2006. The increase in selling and distribution expenses was due to additional labor costs associated with the expansion of our sales force. During this time period we added 26 employees to our sales department. We anticipate that sales and marketing expenses will increase to support our intended expansion of our sales and marketing organization. Selling and distribution expenses were 14.8% of total revenue for 2005 and 19% of total revenue for 2006. This increase in selling and distribution expenses as a percentage of revenue was attributable to the fact that the costs associated with our larger sales department were not immediately offset by increased sales that we could recognize in 2006.

Other

Interest Income. Our interest income represents the interest accrued as a result of bank deposits. Our interest income increased 28.1% from RMB110,268 in 2005 to RMB141,230 in 2006. The increase is primarily due to interest earned on the proceeds of our initial public offering in 2006.

Interest Expense. Our interest expense represents the interest incurred as a result of short-term loans taken during the course of our operations. Our interest expense decreased 97.2% dramatically from RMB 483,033 in 2005 to RMB 13,471 in 2006. This decrease generally resulted from the decrease in outstanding short-term loans.

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have primarily financed our operations through funds raised in our initial public offering, debt financings, a private placement of Series A convertible preferred shares and cash flow from operations. Working capital needs are expected to continue to increase as we continue to develop and market our software products and implement mergers and acquisitions. Anticipated increases in net working capital are expected to be met from our cash flow from operations and the net proceeds of our public offering.

Our operations provided cash of RMB 12,648,838 for the year ended December 31, 2006 and RMB 7,826,015 for the year ended December 31, 2005. This increase was primarily the result of an increase in net income and an increase in the balance of advances from customers. We used cash in investing activity of RMB 545,001 in 2004, RMB 4,855,435 in 2005 and RMB 3,555,937 in 2006. Our net cash used in investing activity has primarily been used to develop our software suite.

During 2006, we received cash in financing activities of RMB 47,128,495. This amount was the result of the receipt of proceeds from our initial public offering. During 2005, the Company provided cash in financing activities of RMB 1,420,335. This amount was related to proceeds that we received from a short term loan. During 2004, the Company used cash in financing activities of RMB 4,758,817. This amount was generally related to the repayment of an outstanding debt of RMB 4,800,000 that we incurred in 2003.

We believe that our current cash and cash equivalents, cash flow from operations and the net cash proceeds from our public offering of $6,800,000 will be sufficient to meet our anticipated cash needs, including working capital, capital expenditures and various contractual obligations, for at least the next 30 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity or to obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Indebtedness

On February 6, 2005, we entered into a loan agreement with Beijing Haidan District Yuyuantan Rural Credit Cooperative (the “Lender”). Pursuant to this agreement, the Lender has agreed to lend up to RMB 2,800,000 at an interest rate of 5.58% per annum. In 2005, we borrowed the full loan amount of RMB 2,800,000. We were obligated to repay interest on this loan on a quarterly basis, and we repaid all outstanding principal on January 18, 2006. As we are not a government-owned business, our lender required us to obtain a guaranty of our indebtedness from a third-party. As the Chinese banking industry is relatively new and has not traditionally loaned funds to private businesses, banks have developed a system whereby private loans require third-party guarantors. We believe this requirement to be common among Chinese banks. On February 6, 2005, we entered into a guaranty agreement with Beijing Hejia Software Technology Co., Ltd., an unrelated third party (the “Guarantor”), and the Lender. Prior to the execution of the guaranty, we had no prior business interactions with the Guarantor. Pursuant to this agreement, the Guarantor agreed to accept joint and several liability for our obligations under the Loan Agreement. In addition, the guaranty covered interest and the cost of collection. The guaranty shall terminate on the date that is two years following the expiration of the Loan Agreement. To the extent we reach an agreement with the Lender to extend the term of the Loan Agreement, the Guarantor has agreed to extend the guaranty until a date that is two years following the expiration of the extended loan arrangement. In consideration of the Guarantor’s willingness to serve as our guarantor, we loaned the Guarantor an aggregate of RMB 800,000. Such loan shall be repaid no later than the expiration of the guaranty and accrues interest at the rate of 5.58% per annum. We believe that the Guarantor was willing to accept a fee in the form of borrowed funds because the Guarantor is not government-owned. As such, in order to directly obtain a bank loan, the Guarantor would be required to obtain a third-party guarantor. The process of obtaining such a guarantor requires the Guarantor to pay a fee to its own third-party guarantor. With the exception of this loan arrangement, we will not pay the Guarantor, directly or indirectly, any additional fee. Our note receivable from the Guarantor was collected during January 2006.

To the extent that guarantors are unavailable or unwilling to guaranty our future obligations, it is unlikely that a bank will be willing to enter into a debt financing arrangement with our company. As noted herein, we tend to recognize revenue in the latter half of a fiscal year, and we have traditionally utilized debt financing to provide funds necessary for operation in the first half of a given year. Although we have not experienced difficulty obtaining third-party guaranty arrangements in the past and we do not expect to experience any such difficulty in the future, to the extent that we are unable to obtain and utilize third-party guarantees and bank debt financing arrangements, our business, operations and prospects may suffer.

In addition, on March 3, 2005, we borrowed an additional RMB 350,000 from the Lender. We repaid this amount on May 3, 2005.

As of December 31, 2006, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or similar indebtedness, liens, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other material contingent liabilities.

Holding Company Structure

We are a holding company with no operations of our own. All of our operations are conducted through e-Future Beijing, our Chinese subsidiary. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon dividends and other distributions paid by e-Future Beijing. If e-Future Beijing incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends to us. In addition, Chinese legal restrictions permit payment of dividends to us by e-Future Beijing only out of its net income, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, e-Future Beijing may also required to set aside a portion (at least 10%) of its after tax net income, if any, each year for certain reserve funds until the amount of the reserve reaches 50% of e-Future Beijing registered capital. According to Chinese law, however, e-Future Beijing is required to withdraw reserve funds only in fiscal years following the elimination of its accumulated deficit in which it paid income tax. Noting our accumulated deficit and the tax deferrals associated with our business, we have not funded these reserves in the past and do not expect to do so in the near future. Consequently, we do not believe that these fund reserves had or will have a material impact upon our liquidity. Although these statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings, the reserve funds are not distributable as cash dividends except in the event of a solvent liquidation of e-Future Beijing. This reserve fund is not distributable as a cash dividend.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits in banks. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments and floating rate debt carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal and immaterial.

Foreign Exchange Risk

Virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. If the Renminbi depreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in U.S. dollars in our financial statements will decline.

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. In 2004, the Chinese government announced measures to restrict lending and investment in China in order to reduce inflationary pressures in China’s economy. The Chinese government may introduce further measures intended to reduce the inflation rate in China. We cannot assure you that these measures will not have a significant impact on our business. Any such measures may not be successful or immediately effective in reducing or slowing the increase in China’s inflation rate. Sustained or increased inflation in China may have an impact on China’s economy and our customers, which may adversely affect our business and financial results.

Taxation

Under the current law of the Cayman Islands, we are not subject to tax on income or capital gain. However, our revenues are primarily derived from our Chinese subsidiary, e-Future Beijing. Chinese foreign invested enterprises are generally subject to a 30.0% federal (state) enterprise income tax, and a 3.0% local enterprise income tax. However, e-Future Beijing has been certified by the Chinese government as a High Technology Enterprise. This certification entitles e-Future Beijing to be exempt from federal enterprise tax from 2000 through 2002, to pay a federal enterprise tax of 7.5%

from 2003 through 2005, to pay a federal enterprise tax thereafter of 15% and to be exempt from local income taxes, all for so long as e-Future Beijing maintains its High Technology Enterprise certification and for so long as it remains located in a State Standard High Enterprise Zone. In addition, e-Future Beijing is allowed a deduction for operating loss carry forwards for up to five years because it has foreign invested capital.

If our activities constitute a permanent establishment in China, the income we earn in China would also be subject to a 30.0% state enterprise income tax and 3.0% local enterprise income tax. Income of our company that is not connected to a permanent establishment in China would be subject to a 10.0% withholding tax on gross receipt from profit, interest, rentals, royalties and other income earned in China. Dividends from our wholly owned subsidiary, e-Future Beijing, to our company are exempt from Chinese withholding tax.

Our software and system integration services revenues are also subject to a value-added tax at the rate of 17.0%.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2006:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Facility lease commitments	$108,758	$108,758	$19,578	—	—
Other contractual commitments	—	—	—	—	—
Total contractual obligations	$108,758	$108,758	$19,578	—	—

Recently Issued Accounting Standards

In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (SFAS 155). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and related interpretations. SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to recognition as liabilities. SFAS 155 eliminates the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS 155 is effective for the Company for all financial instruments acquired or issued beginning January 1, 2007. The impact of adoption of this statement on the Company’s consolidated financial statements, if any, has not yet been determined.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140 (SFAS 156). SFAS 156 amends SFAS No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and related interpretations. SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset. It also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 permits an entity to use either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for the Company as of January 1, 2007. The impact of adoption of this statement on the Company’s consolidated financial statements, if any, has not yet been determined.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS 157 is not expected to have a material impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”). Under SFAS 158, companies must recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on their balance sheets. The effective date of the recognition and disclosure provisions for calendar-year public companies is for calendar years ending after December 15, 2006. The Company is currently evaluating the impact of this new standard but it is not expected to have a significant effect on the consolidated financial statements for the year ending December 31, 2006.

SPECIAL CAUTIONARY NOTICE REGARDING

FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report, including matters discussed under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, which may be identified from time to time in our other filings with the Securities and Exchange Commission, or the SEC, or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained herein reflect our views and assumptions only as of the date of this filing. Except as required by law, we assume no responsibility for updating any forward-looking statements.

EXHIBITS

Exhibit 99.1 — Audited consolidated balance sheets of e-Future Information Technology Inc. and subsidiary as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2007	e-Future Information Technology Inc.
(Registrant)

	By:	/s/ Adam Yan
	Name:	Adam Yan
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit 99.1 — Audited consolidated balance sheets of e-Future Information Technology Inc. and subsidiary as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006.